SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934*
                               (AMENDMENT NO. 3)

                              HF Financial Corp.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   404172108
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                        Tontine Financial Partners, L.P.
    200 Park Avenue, Suite 3900, New York, New York, 10166 (212)692-3695
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                                December 30, 1998
         (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                    [page 1 of 12]

13D
CUSIP No. 404172108
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                  PF, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                  6,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 283,350
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  6,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 283,350
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 289,350
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)               6.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 2 of 12]

13D
CUSIP No. 404172108
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 283,350
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 283,350
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 283,350
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)               6.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 3 of 12]

13D
CUSIP No. 404172108
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                283,350
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 283,350
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 283,350
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)               6.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 4 of 12]

13D
CUSIP No. 404172108
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                          Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                               00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)                0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 5 of 12]

     The Schedule 13D, initially filed on April 24, 1996 (the "Schedule 13D"), by Jeffrey L. Gendell and Tontine Partners, L.P., relating to the Common Stock, par value $.01 per share (the "Common Stock"), of HF Financial Corp., a Delaware corporation (the "Company"), and subsequently amended by Amendment No. 1 on February 28, 1997, and Amendment No. 2 on October 31, 1997 is hereby amended by this Amendment No. 3 to the Schedule 13D.

Item 3.     Source and Amount of Funds and Other Consideration.

     Item 3 is hereby amended and restated in its entirety.

     The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Mr. Gendell is approximately $34,025.

     The net investment cost (including commissions, if any) of the shares of Common Stock held by Tontine is approximately $2,636,848.

     Neither TM nor TOA owns directly any shares of Common Stock.

     The shares of Common Stock purchased by Mr. Gendell were purchased with personal funds and on margin. The shares of Common Stock purchased by Tontine and TFPO were purchased with working capital and on margin.

     Mr. Gendell's margin transactions were with Prudential Securities Inc. or ING Baring Furman Selz LLC, on such firms' usual terms and conditions. Tontine's margin transactions were with ING Baring Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock held by Mr. Gendell or Tontine may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Gendell or Tontine. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.     Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety.

       A. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 289,350
                        Percentage: 6.1%. The percentages used herein and in the rest of Item 5 are calculated based upon the 4,753,218 shares of Common Stock issued and outstanding as reflected in the Company's Form 10-Q for the period ending September 30, 1998.




                                     [page 6 of 12]

             (b) 1.  Sole power to vote or direct vote: 6,000
                 2.  Shared power to vote or direct vote: 283,350
                 3.  Sole power to dispose or direct the disposition: 6,000
                 4.  Shared power to dispose or direct the disposition: 283,350

             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of Tontine and TFPO, which were all in the open market are set forth in Schedules A and B, respectively, and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.

     B. Tontine Financial Partners, L.P.

              (a) Aggregate number of shares beneficially owned: 283,350.
                         Percentage: 6.0%.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote:  283,350
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 283,350
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of Tontine, has the power to direct the affairs of Tontine, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

     C. Tontine Management, L.L.C.

            (a) Aggregate number of shares beneficially owned: 283,350
                       Percentage: 6.0%

(b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 283,350
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 283,350
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions on behalf of Tontine in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
            (d) Mr. Gendell is the Managing Member of Tontine Management, L.L.C., and has the power to direct the affairs of Tontine, including decisions respecting the disposition of the proceeds from the sale of the shares with respect to Tontine.
            (e) Not Applicable.

                                      [page 7 of 12]

     D. Tontine Overseas Associates, L.L.C.

            (a) Aggregate number of shares beneficially owned: -0-
                       Percentage: 0%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: -0-
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: -0-
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of clients (including TFPO) within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
            (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
            (e) Not Applicable.




































                                    [page 8 of 12]

                               SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 31, 1998           /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.





































                                    [page 9 of 12]

                                 Schedule A

                             TONTINE FINANCIAL PARTNERS, L.P.

Date of                                                Price Per Share
Transaction                   Number of Shares         (including
                              Purchased/(Sold)         Commissions, if any)

12/30/98                          74,600                     18.38











































                                    [page 10 of 12]

                                  Schedule B

             TONTINE OVERSEAS ASSOCIATES, L.L.C. - MANAGED ACCOUNTS

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction       Entity      Purchased/(Sold)         if any)

12/30/98          TFPO             50,400                     18.38











































                                [page 11 of 12]